SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MGI GP, INC.

(Name of Subject Company (Issuer))

MGI GP, INC.

MGI PHARMA, INC.

(Name of Filing Persons (Issuer))

GUILFORD PHARMACEUTICALS INC. 5% CONVERTIBLE SUBORDINATED NOTES DUE JULY 1, 2008

(Title of Class of Securities)

401829AA4

401829AB2

(CUSIP Number of Class of Securities)

ERIC P. LOUKAS, ESQ.

MGI PHARMA, INC.

5775 WEST OLD SHAKOPEE ROAD, SUITE 100

BLOOMINGTON, MINNESOTA 55437

(952) 346-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

MICHAEL J. SILVER

HOGAN & HARTSON L.L.P.

111 SOUTH CALVERT STREET

SUITE 1600

BALTIMORE, MD 21202

(410) 659-2700

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)(3)
$70,779,610	$8,330.76

[1]	Calculated solely for purposes of determining the filing fee. Based upon the maximum aggregate purchase price payable for the Guilford Pharmaceuticals Inc. 5% Convertible Subordinated Notes Due July 1, 2008 in connection with a designated event repurchase offer pursuant to the applicable indenture, calculated as the sum of (a) $69,354,000, representing 100% of the principal amount of the notes outstanding, plus (b) $1,425,610, representing accrued and unpaid interest on the notes through November 28, 2005, the day prior to the currently anticipated payment date.

[2]	The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the value of securities proposed to be purchased.

[3]	Previously Paid

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,330.76	Filing Party: MGI PHARMA
Form or Registration No.: Schedule TO-I	Date Filed: October 20, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1. ☐ going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☒

INTRODUCTION

This Amendment No. 2 (“Amendment No. 2”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by MGI PHARMA, Inc. (“MGI PHARMA”) and MGI GP, INC., formerly known as Guilford Pharmaceuticals Inc. (“MGI GP”), on October 20, 2005, as amended by Amendment No. 1 filed on November 14, 2005, as required by the Indenture, dated as of June 17, 2003, between MGI GP and Wachovia Bank, National Association, as trustee, as amended and supplemented by the First Supplemental Indenture dated as of October 3, 2005 between MGI PHARMA, MGI GP, and the Trustee, governing the 5% Convertible Subordinated Notes due July 1, 2008 originally issued by MGI GP (the “Notes”).

This Amendment No. 2 and the Schedule TO relate to MGI PHARMA’s and MGI GP’s offer to purchase the Notes pursuant to the terms and conditions of the notice of designated event and offer to purchase dated October 20, 2005, as may be amended and supplemented from time to time, attached to the Schedule TO as Exhibit (a)(1)(A) (the “Offer”).

The Offer expired at 5:00 p.m., New York City time, on November 28, 2005.

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired at 5:00 p.m., New York City time, on Monday, November 28, 2005. Based on information provided by the paying agent, $67.9 million in aggregate principal amount at maturity of Notes were validly tendered and not withdrawn in the Offer. MGI GP has accepted for purchase all of the Notes validly tendered and not withdrawn, and MGI PHARMA, INC. and MGI GP have forwarded payment for the Notes accepted for purchase to the paying agent who will pay the purchase price to holders who tendered their Notes. On November 29, 2005, MGI PHARMA, INC. issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of the following exhibit:

(a)(5)(C)     Press Release of MGI PHARMA, INC. dated November 29, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Dated: November 29, 2005

MGI PHARMA, INC.

By:	/s/ Eric P. Loukas
Name: Eric P. Loukas
Title: Senior Vice President, General Counsel and Secretary

MGI GP, INC.

By:	/s/ Eric P. Loukas
Name: Eric P. Loukas
Title: Vice President

Index to Exhibits

Exhibit Number	Description

(a)(5)(C)	Press release of MGI PHARMA, INC. dated November 29, 2005.

4